EXHIBIT 99.1

Colliers International Reports Solid Fourth Quarter and Full Year Results

Professional real estate service revenues surpass $3.0 billion

Operating highlights:

	Three months ended		Twelve months ended
	December 31		December 31
(in millions of US$, except EPS)	2019	2018	2019	2018

Revenues	$928.3	$889.9	$3,045.8	$2,825.4
Adjusted EBITDA (note 1)	144.3	133.2	359.5	311.4
Adjusted EPS (note 2)	2.01	1.77	4.67	4.09

GAAP operating earnings	99.4	98.1	218.2	201.4
GAAP EPS	1.20	1.33	2.57	2.45

TORONTO, Feb. 12, 2020 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) today announced fourth quarter and full year operating and financial results for the year ended December 31, 2019. All amounts are in US dollars.

For the quarter ended December 31, 2019, revenues were $928.3 million, a 4% increase (5% in local currency) relative to a very strong comparable prior year period, adjusted EBITDA (note 1) was $144.3 million, up 8% (10% in local currency) and adjusted EPS (note 2) was $2.01, up 14% versus the prior year period. Fourth quarter adjusted EPS would have been approximately $0.03 higher excluding foreign exchange impacts. GAAP operating earnings were $99.4 million, relative to $98.1 million in the prior year period. GAAP EPS was $1.20 per share, relative to $1.33 per share in the prior year period. Fourth quarter GAAP EPS would have been approximately $0.03 higher excluding changes in foreign exchange rates.

For the full year ended December 31, 2019, revenues were $3.05 billion, an 8% increase (10% in local currency) relative to the comparable prior year period, adjusted EBITDA was $359.5 million, up 15% (18% in local currency) and adjusted EPS was $4.67, up 14% versus the prior year period. Full year adjusted EPS would have been approximately $0.11 higher excluding foreign exchange impacts. GAAP operating earnings were $218.2 million, relative to $201.4 million in the prior year period. GAAP EPS was $2.57 per share, compared to $2.45 per share in the prior year. Full year GAAP EPS would have been approximately $0.11 higher excluding changes in foreign exchange rates.

“Colliers delivered another solid year of revenue and earnings growth with strong results in each of our segments,” said Jay S. Hennick, Global Chairman and CEO of Colliers International. “With our professional real estate services revenues surpassing the $3 billion milestone, we are well on track to meet our five-year growth plan of doubling our business by the end of 2020. In 2019, we completed four acquisitions, including the strategically important acquisition of Synergy, the leader in project management services in India, one of the fastest growing economies in the world. We also announced that we have entered into an agreement to acquire Dougherty Financial, expected to close in the second quarter of 2020, which will add significant debt finance and loan servicing capabilities to our US operations. With stable market and geopolitical conditions, we are confident our highly diversified global operations with more recurring revenue than ever, will again deliver solid revenue growth and increases in profitability in 2020,” he concluded.

About Colliers International Group Inc.
Colliers International (NASDAQ, TSX: CIGI) is a leading real estate professional services and investment management company. With operations in 68 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to maximize the value of property for real estate occupiers, owners and investors. For more than 25 years, our experienced leadership, owning approximately 40% of our equity, has delivered compound annual investment returns of almost 20% for shareholders. In 2019, corporate revenues were more than $3.0 billion ($3.5 billion including affiliates), with $33 billion of assets under management in our investment management segment.

Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended				Twelve months ended
(in thousands of US$)	December 31		Growth	Growth	December 31		Growth	Growth
(LC = local currency)	2019	2018	in US$ %	in LC %	2019	2018	in US$ %	in LC %

Outsourcing & Advisory	$331,152	$308,692	7%	8%	$1,148,915	$1,064,575	8%	11%
Lease Brokerage	292,489	285,255	3%	3%	946,399	903,947	5%	6%
Sales Brokerage	259,925	257,012	1%	3%	775,909	780,884	-1%	2%
Investment Management	44,722	38,924	15%	15%	174,588	76,021	NM	NM

Total revenues	$928,288	$889,883	4%	5%	$3,045,811	$2,825,427	8%	10%

Consolidated revenues for the fourth quarter grew 5% on a local currency basis, with growth in all service lines. Consolidated internal revenues measured in local currencies were up 2% (note 3), led by Outsourcing & Advisory and Investment Management.

For the year ended December 31, 2019, consolidated revenues grew 10% on a local currency basis, with significant contributions from Investment Management and Outsourcing & Advisory. Internal revenue growth in local currencies was 3% led by Outsourcing & Advisory in all three geographic regions and Investment Management.

Segmented Fourth Quarter Results
Americas region revenues totalled $486.0 million for the fourth quarter compared to $474.5 million in the prior year quarter, up 2% (3% in local currency). Local currency revenue growth comprised of 5% contribution from acquisitions, partly offset by slightly lower Sales and Lease Brokerage activity in the quarter. Internal revenue growth in the comparative prior year quarter was a very strong 9%. Adjusted EBITDA was $50.2 million, versus $45.6 million the prior year quarter, with margins positively impacted by lower costs as well as operating leverage in Outsourcing & Advisory services. GAAP operating earnings were $35.5 million, relative to $34.3 million in the prior year quarter.

EMEA region revenues totalled $225.6 million for the fourth quarter compared to $216.9 million in the prior year quarter, up 4% (6% in local currency). Local currency revenue growth was comprised of 5% internal growth and 1% growth from acquisitions. Internal revenue growth was attributable to strong Sales and Lease Brokerage activity, particularly in Germany, the Netherlands and Spain offset by a decline in Outsourcing & Advisory activity, primarily project management in France. Adjusted EBITDA was $51.2 million, up from $48.9 million. Margins were up slightly versus the prior year quarter. GAAP operating earnings were $42.7 million, up from $38.9 million in the fourth quarter of 2018.

Asia Pacific region revenues totalled $171.7 million for the fourth quarter compared to $159.2 million in the prior year quarter, up 8% (11% in local currency). Internal revenue growth was 6%, with growth across all service lines, led by Lease Brokerage and Outsourcing & Advisory. Acquisitions contributed 5% to local currency revenue growth, driven by the acquisition of Synergy completed during the fourth quarter. Adjusted EBITDA was $32.5 million, up from $29.0 million, with margins higher due to operating leverage. GAAP operating earnings were $28.1 million, up from $27.2 million in the prior year quarter.

Investment Management revenues for the fourth quarter were $44.7 million compared to $38.9 million in the prior year quarter, up 15%. Local currency revenue growth of 15% was all internally generated and reflected incremental management fees from new capital commitments completed during the year. Passthrough revenue from historical carried interest represented $3.1 million for the fourth quarter versus $4.2 million in the prior year quarter. Adjusted EBITDA was $16.5 million relative to $17.7 million in the prior year quarter and was impacted primarily by investments in additional resources to establish new fund products in Europe and the US for 2020. GAAP operating earnings, which are impacted by acquisition-related intangible asset amortization, were $9.9 million in the quarter, versus $11.1 million in the prior year quarter. Assets under management stood at $32.9 billion as of December 31, 2019, up 25% from $26.4 billion in the fourth quarter of 2018.

Unallocated global corporate costs as reported in Adjusted EBITDA were $6.0 million in the fourth quarter, relative to $8.1 million in the prior year period. The corporate GAAP operating loss for the fourth quarter was $16.6 million, relative to $13.4 million in the fourth quarter of 2018.

Segmented Full Year Results
The Americas region’s revenues totalled $1.69 billion for the full year compared to $1.60 billion in the prior year, up 6% (7% in local currency). Local currency revenue growth was comprised of 6% from acquisitions and 1% from internal growth. Internal revenue growth was attributable to strong Outsourcing & Advisory services partly offset by a decline in Sales Brokerage. Adjusted EBITDA was $151.3 million, up 7% from $141.5 million in the prior year, with the margin up slightly year over year. GAAP operating earnings were $103.7 million, versus $105.5 million in 2018.

EMEA region revenues totalled $636.5 million for the year compared to $623.2 million in the prior year, up 2% (7% in local currency). Local currency revenue growth comprised of 5% internal growth and 2% from acquisitions. The region experienced internal growth across all service lines, led by strong Sales Brokerage activity in most major markets. Adjusted EBITDA was $80.3 million, versus $88.5 million in the prior year, impacted by (i) talent acquisition investments made during the first half of the year and (ii) a significant decline in project management revenues and profitability in France. GAAP operating earnings were $48.5 million as compared to $53.9 million in 2018.

Asia Pacific region revenues totalled $542.6 million for the year compared to $528.4 million in the prior year, up 3% (7% in local currency). Local currency revenue growth comprised of 5% internal growth and 2% from acquisitions. Internal growth was led by Outsourcing & Advisory services. Adjusted EBITDA was $76.2 million, up from $73.4 million in the prior year, with the margin up slightly year over year. GAAP operating earnings were $67.1 million, up from $66.2 million in the prior year.

Investment Management revenues totalled $174.6 million for the year, compared to $76.0 million in the prior year. The growth reflects the impact of the Harrison Street acquisition in mid-2018 as well as internal revenue growth of 20% from incremental management fees on new capital commitments completed during the year. Pass-through revenue from historical carried interest represented $19.2 million versus $12.3 million in the prior year. Adjusted EBITDA was $61.9 million relative to $26.1 million in 2018. GAAP operating earnings, which are impacted by acquisition-related intangible asset amortization, were $35.0 million versus $12.3 million in the prior year.

Unallocated global corporate costs as reported in Adjusted EBITDA were $10.3 million for the year, versus $18.1 million in the prior year. The corporate GAAP operating loss for the year was $36.2 million versus a loss of $36.5 million in 2018.

Conference Call
Colliers will be holding a conference call on Wednesday, February 12, 2020 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Real Estate Assets Held for Sale
During the fourth quarter of 2019, the Company acquired certain real estate assets in connection with the establishment of a new Investment Management fund. The real estate assets, as well as corresponding liabilities, are expected to be transferred to the fund, without gain or loss, during the second quarter of 2020.

Adoption of New Lease Accounting Standard
On January 1, 2019, the Company adopted FASB Accounting Standard Codification Topic 842, Leases (“ASC 842”). ASC 842 requires the recognition of operating lease right-of-use assets and lease liabilities for virtually all premise and equipment leases on the consolidated balance sheet, with no impact on earnings. The Company adopted ASC 842 effective January 1, 2019 without adjusting comparative periods and recorded a right-of-use asset and corresponding lease liability as of December 31, 2019.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average cap rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's annual consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2019	2018	2019	2018

Net earnings	$67,877	$65,847	$137,585	$128,574
Income tax	25,742	25,428	53,013	53,260
Other income, net	(868)	(240)	(1,853)	(1,281)
Interest expense, net	6,677	7,093	29,452	20,845
Operating earnings	99,428	98,128	218,197	201,398
Depreciation and amortization	25,382	23,428	94,664	78,730
Acquisition-related items	9,767	7,710	28,532	21,975
Restructuring costs	7,110	2,521	10,252	2,938
Stock-based compensation expense	2,633	1,416	7,831	6,394
Adjusted EBITDA	$144,320	$133,203	$359,476	$311,435

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2019	2018	2019	2018

Net earnings	$67,877	$65,847	$137,585	$128,574
Non-controlling interest share of earnings	(12,930)	(14,917)	(26,829)	(23,207)
Amortization of intangible assets	16,437	15,534	61,273	48,157
Acquisition-related items	9,767	7,710	28,532	21,975
Restructuring costs	7,110	2,521	10,252	2,938
Stock-based compensation expense	2,633	1,416	7,831	6,394
Income tax on adjustments	(7,493)	(5,244)	(22,232)	(15,657)
Non-controlling interest on adjustments	(2,769)	(2,458)	(9,868)	(6,435)
Adjusted net earnings	$80,632	$70,409	$186,544	$162,739

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2019	2018	2019	2018

Diluted net earnings per common share	$1.20	$1.33	$2.57	$2.45
Non-controlling interest redemption increment	0.17	(0.05)	0.20	0.19
Amortization of intangible assets, net of tax	0.25	0.24	0.93	0.77
Acquisition-related items	0.19	0.17	0.58	0.47
Restructuring costs, net of tax	0.13	0.04	0.19	0.05
Stock-based compensation expense, net of tax	0.07	0.04	0.20	0.16
Adjusted EPS	$2.01	$1.77	$4.67	$4.09

3. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

4. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2019	2018	2019	2018

Revenues	$928,288	$889,883	$3,045,811	$2,825,427

Cost of revenues	576,609	552,422	1,959,544	1,817,526
Selling, general and administrative expenses	217,102	208,195	744,874	705,798
Depreciation	8,945	7,894	33,391	30,573
Amortization of intangible assets	16,437	15,534	61,273	48,157
Acquisition-related items (1)	9,767	7,710	28,532	21,975
Operating earnings	99,428	98,128	218,197	201,398
Interest expense, net	6,677	7,093	29,452	20,845
Other income	(868)	(240)	(1,853)	(1,281)
Earnings before income tax	93,619	91,275	190,598	181,834
Income tax	25,742	25,428	53,013	53,260
Net earnings	67,877	65,847	137,585	128,574
Non-controlling interest share of earnings	12,930	14,917	26,829	23,207
Non-controlling interest redemption increment	6,934	(1,730)	7,853	7,709
Net earnings attributable to Company	$48,013	$52,660	$102,903	$97,658

Net earnings per common share
Basic	$1.21	$1.34	$2.60	$2.49
Diluted	$1.20	$1.33	$2.57	$2.45

Adjusted EPS (2)	$2.01	$1.77	$4.67	$4.09

Weighted average common shares (thousands)
Basic	39,754	39,206	39,550	39,155
Diluted	40,109	39,737	39,981	39,795

Notes to Condensed Consolidated Statements of Earnings

(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense.

(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

(unaudited)	December 31, 2019	December 31, 2018

Assets
Cash and cash equivalents	$114,993	$127,032
Accounts receivable and contract assets	436,717	554,700
Prepaids and other assets	155,606	75,564
Real estate assets held for sale	10,741	-
Current assets	718,057	757,296
Other non-current assets	92,350	86,782
Fixed assets	107,197	93,483
Operating lease right-of-use assets	263,639	-
Deferred income tax	37,420	34,195
Goodwill and intangible assets	1,426,675	1,385,824
Real estate assets held for sale	247,376	-
Total assets	$2,892,714	$2,357,580

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$757,284	$720,938
Other current liabilities	56,702	75,929
Long-term debt - current	4,223	1,834
Operating lease liabilities - current	69,866	-
Liabilities related to real estate assets held for sale	36,191	-
Current liabilities	924,266	798,701
Long-term debt - non-current	607,181	670,289
Operating lease liabilities - non-current	229,224	-
Other liabilities	99,873	125,706
Deferred income tax	28,018	27,550
Liabilities related to real estate assets held for sale	127,703	-
Redeemable non-controlling interests	359,150	343,361
Shareholders' equity	517,299	391,973
Total liabilities and equity	$2,892,714	$2,357,580

Supplemental balance sheet information
Total debt	$611,404	$672,123
Total debt, net of cash	496,411	545,091
Net debt / pro forma adjusted EBITDA ratio	1.4	1.6

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2019	2018	2019	2018

Cash provided by (used in)

Operating activities
Net earnings	$67,877	$65,847	$137,585	$128,574
Items not affecting cash:
Depreciation and amortization	25,382	23,428	94,664	78,730
Deferred income tax	3,286	3,332	(6,699)	6,137
Other	16,020	13,585	57,520	40,691
	112,565	106,192	283,070	254,132

Net change from assets/liabilities
Accounts receivable and contract assets	(89,984)	(67,153)	(73,119)	(50,360)
Prepaids and other assets	481	(1,551)	(16,116)	(8,952)
Payables and accruals	161,422	145,309	(832)	57,791
Other	(963)	6,321	1,720	9,242
Contingent acquisition consideration paid	(3,216)	-	(8,928)	(4,365)
Sale proceeds from AR Facility, net of repurchases	7,268	-	124,963	-
Net cash provided by operating activities	187,573	189,118	310,758	257,488

Investing activities
Acquisition of businesses, net of cash acquired	(56,899)	(11,555)	(80,576)	(586,242)
Disposition of business, net of cash disposed	-	-	-	17,286
Purchases of fixed assets	(12,888)	(14,018)	(44,197)	(35,579)
Purchase of held for sale real estate assets	(94,223)	-	(94,223)	-
Cash collections on AR facility deferred purchase price	12,936	-	28,100	-
Other investing activities	(7,459)	(1,726)	(27,372)	(23,599)
Net cash used in investing activities	(158,533)	(27,299)	(218,268)	(628,134)

Financing activities
(Decrease) increase in long-term debt, net	(10,612)	(143,607)	(59,312)	430,661
Purchases of non-controlling interests, net of sales	(652)	(1,258)	(11,480)	(1,331)
Dividends paid to common shareholders	-	-	(3,940)	(3,906)
Distributions paid to non-controlling interests	(4,007)	(2,724)	(31,858)	(18,871)
Other financing activities	(1,173)	169	5,602	(11,325)
Net cash (used in) provided by financing activities	(16,444)	(147,420)	(100,988)	395,228

Effect of exchange rate changes on cash	721	(2,104)	(3,541)	(6,073)

Increase in cash and cash equivalents	13,317	12,295	(12,039)	18,509

Cash and cash equivalents, beginning of period	101,676	114,737	127,032	108,523

Cash and cash equivalents, end of period	$114,993	$127,032	$114,993	$127,032

Segmented Results
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended December 31

2019
Revenues	$486,038	$225,589	$171,681	$44,722	$258	$928,288
Adjusted EBITDA	50,170	51,163	32,495	16,509	(6,017)	144,320
Operating earnings	35,453	42,682	28,066	9,867	(16,641)	99,427

2018
Revenues	$474,469	$216,886	$159,211	$38,923	$394	$889,883
Adjusted EBITDA	45,608	48,935	29,033	17,737	(8,110)	133,203
Operating earnings	34,288	38,917	27,194	11,106	(13,377)	98,128

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Twelve months ended December 31

2019
Revenues	$1,690,507	$636,466	$542,609	$174,588	$1,641	$3,045,811
Adjusted EBITDA	151,347	80,342	76,209	61,907	(10,329)	359,476
Operating earnings	103,731	48,510	67,062	35,048	(36,154)	218,197

2018
Revenues	$1,596,184	$623,238	$528,360	$76,021	$1,623	$2,825,426
Adjusted EBITDA	141,517	88,468	73,421	26,136	(18,107)	311,435
Operating earnings	105,490	53,862	66,240	12,326	(36,520)	201,398

COMPANY CONTACTS:

Jay S. Hennick
Chairman & Chief Executive Officer

John B. Friedrichsen
Chief Operating Officer

Christian Mayer
Chief Financial Officer

(416) 960-9500